                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 6)*

                        Consolidated - Tomoka Land Co.
                        ------------------------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                   210226106
                                   ---------
                                    (CUSIP)

                               James P. Koeneman
                      200 West Madison Street, Suite 3510
                            Chicago, Illinois 60606
                                (312) 236-9190
                                --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 6, 1999
                                  -----------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO 210226106

1)   Names of Reporting Persons
     IRS Identification Nos of Above Persons

     Baker, Fentress & Company; 36-0767530

2)   Check the Appropriate Box if a Member of a Group

     (a) [_]

     (b) [_]

3)   SEC use only

4)   Source of Funds

     WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or place of Organization

     Delaware

Number of Shares           (7)  Sole Voting Power              5,000,000
Beneficially Owned         (8)  Shared Voting Power               12,372*
by Each Reporting          (9)  Sole Dispositive Power         5,000,000
Person With               (10)  Shared Dispositive Power          60,254

11)  Aggregate Amount Beneficially Owned by each Reporting Person

     5,060,254

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11)

     79.4%

14)  Type of Reporting Person

     IV

-----------
* Held through a wholly-owned subsidiary, John A. Levin & Co., Inc.

Item 1.  Security and Issuer

         Common Stock, $1.00 par value per share

         Consolidated-Tomoka Land Co. ("CTO")
         149 South Ridgewood Avenue
         Daytona Beach, Florida 32114

Item 2.  Identity and Background

         (a)  This statement is filed by Baker, Fentress & Company ("BKF").

         (b) BKF's address is 200 West Madison Street, Suite 3510, Chicago, Illinois 60606.

         (c) BKF is a non-diversified closed-end management investment company registered under the Investment Company Act of 1940, as amended. John A. Levin & Co., Inc. ("LEVCO"), a wholly-owned subsidiary of BKF, is an investment advisory firm registered under the Investment Advisers Act of 1940, as amended.

         (d) During the last five years, BKF has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, BKF has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) BKF is a corporation organized under the laws of the State of Delaware.

         The directors and executive officers of BKF are:

              James P. Gorter, director and chairman; limited partner of Goldman, Sachs & Co.; 200 West Madison Street, Suite 3510, Chicago, IL 60606.

              John A. Levin, director, president and chief executive officer; chairman and chief executive officer of Levin Management Co. and its subsidiaries (including LEVCO); address: One Rockefeller Plaza, 19th Floor, New York, New York, 10020.

              Frederick S. Addy, director; retired; address: 5300 Arbutus Cove, Austin, Texas 78746.

              Bob D. Allen, director; chairman, president, chief executive officer and director of CTO; address: 149 South Ridgewood Avenue, Daytona Beach, Florida 32114.

          Eugene V. Fife, director; president, chief executive officer and co-chairman of Multimedia Medical Systems; limited partner of Goldman, Sachs & Co.; address: 400 Ray C. Hunt Drive, Suite 380,
          Charlottesville, Virginia 22903.

          J. Barton Goodwin, director; managing director of BCI Advisors, Inc.; address: Glenpointe Centre West, Teaneck, New Jersey 07666.

          David D. Grumhaus, director; president of Casey Travel Corporation; address: 10 South Riverside Plaza, Room 1404; Chicago, Illinois 60606.

          Jeffrey A. Kigner, director; co-chairman and chief investment officer of LEVCO and Levin Management Co., Inc.; address: One Rockefeller Plaza, 19th Floor, New York, New York 10020.

          Burton G. Malkiel, director; Professor of Economics, Princeton University; address: Princeton University, Fisher Hall, Prospect Avenue, Princeton, New Jersey 08544.

          David D. Peterson, director; retired; address: 707 Skokie Blvd., Suite 420, Northbrook, Illinois 60062.

          William H. Springer, director; retired; address: 701 Morningside Drive, Lake Forest, Illinois 60045.

          Dean J. Takahashi, director; senior director of investments, Yale University; address: 230 Prospect Street, New Haven, Connecticut 06511-2107.

          Scott E. Smith, executive vice president.

          James P. Koeneman, executive vice president and secretary.

          Julie Heironimus, treasurer and assistant secretary.

     Except as indicated otherwise above, the address of each director and executive officer is 200 West Madison Street, Suite 3510, Chicago, Illinois 60606.

     During the last five years, none of the directors and executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All of the directors and executive officers are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     The original investment in CTO by BKF was acquired many years ago by a predecessor of BKF with cash from its general corporate funds and certain real estate held by the predecessor corporation. BKF's aggregate investment in CTO, as recorded in BKF's accounts is $5,030,627.

     The 60,254 shares reported hereunder held through LEVCO may be deemed to have been acquired by BFK as a result of a merger transaction in June 1996 whereby BKF acquired all of the outstanding capital stock of LEVCO. LEVCO serves as investment adviser to various individual accounts and investment partnerships (the "LEVCO Accounts"). Although LEVCO does not control the LEVCO Accounts, pursuant to Rule 13d-3(a), the shares beneficially owned by the LEVCO Accounts, with respect to which the LEVCO Accounts have delegated to LEVCO voting power and/or dispositive power, are considered to be shares beneficially owned by LEVCO, and thus BKF, by reason of such delegated powers. Of the 60,254 shares of CTO Common Stock held by the LEVCO Accounts, LEVCO has voting power over 12,372 of those shares and dispositive power over all 60,254 shares of CTO Common Stock.

     Bob D. Allen owns 161,140 shares of CTO Common Stock, which includes 92,000 shares subject to options that are exercisable within 60 days of the date hereof.

     J. Barton Goodwin may be deemed indirectly to own beneficially 800 shares of CTO Common Stock.

     James P. Gorter may be deemed to own beneficially 6,400 shares of CTO Common Stock, 2,400 of which he owns directly and 4,000 of which are held directly by his spouse.

     John A. Levin may be deemed indirectly to own beneficially 18,672 shares of CTO Common Stock held in LEVCO Accounts for the benefit of his spouse and children.

     David D. Peterson owns 4,000 shares of CTO Common Stock.

     BKF specifically disclaims beneficial ownership of all shares of CTO Common Stock reported herein other than the 5,000,000 shares held by BKF directly.

Item 4.  Purpose of Transaction

     The 5,000,000 shares of CTO Common Stock held directly by BKF are a part of BKF's investment portfolio, as an investment in a "controlled" "affiliated person" within the meaning of those terms in the Investment Company Act of 1940, as amended. BKF, as the parent company of LEVCO, may be deemed to be the beneficial owner of the 60,254 shares of CTO Common Stock held in the LEVCO Accounts.

     See Item 3 for additional information which may be required by this Item 4.

     At a meeting of the Board of Directors of BKF on May 6, 1999, the Board announced that it had approved a preliminary plan intended to increase shareholder value. The preliminary plan, which is subject to further board action and to shareholder approval, calls for BKF to distribute all of its interest in CTO to BKF's shareholders. The Board of Directors of CTO has informed BKF that in the event such proposed distribution occurs, that the board of CTO intends to consider implementing a stock buyback program or making a self-tender offer. BKF is currently evaluating the timing of the proposed distribution of CTO shares; no final decision as to timing has been made.

Item 5.  Interest in Securities of the Issuer
(a)--(b)
                                                 Sole Power   Shared Power  Sole Power  Shared Power
     Name                                        to Dispose    to Dispose    to Vote      to Vote       %
     ----                                        -----------  ------------  ----------  ------------  -----
BKF                                               5,000,000         60,254   5,000,000        12,372  79.4
Bob D. Allen                                        161,140                    161,140                 2.5
J. Barton Goodwin                                                      800                       800
John A. Levin                                                       18,672                    18,672    .3
David D. Peterson                                     4,000                      4,000

BKF disclaims beneficial ownership of any of the shares of CTO Common Stock held by its directors and executive officers.

(c) See Item 3 for additional information which may be required by this Item 5. No transactions in CTO Common Stock were effected during the past 60 days by BKF, and to the best of BKF's knowledge, no executive officer or director of BKF has effected any transactions in CTO Common Stock during the past sixty days.

(d)  Not Applicable.
(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

     See Item 4.

Item 7.  Material to be Filed as Exhibits.

     Exhibit No.      Description
     -----------      -------------
          1.          Press Release

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 7, 1999

                                         BAKER, FENTRESS & COMPANY


                                         By  /s/  James P. Koeneman
                                           ------------------------------------
                                           James P. Koeneman, Executive Vice
                                           President and Secretary

                                    ANNEX I
                                    -------

     Set forth below are the names and present principal occupation or employment of each director and executive officer of BKF. Except for persons whose business address is set forth below following their occupations, the business address of each of the persons listed below is the same as that set forth in Item 2.

                                 POSITION WITH BKF AND PRESENT PRINCIPAL
NAME                                 OCCUPATION AND BUSINESS ADDRESS
----                             ---------------------------------------

Frederick S. Addy                Director of BKF; retired; 5300 Arbutus Cove,
                                 Austin, TX 78746

Bob D. Allen                     Director of BKF; Chairman, president, chief
                                 executive officer and director of Consolidated-
                                 Tomoka Land Co.; 149 South Ridgewood Avenue,
                                 Daytona Beach, FL 32114

Eugene V. Fife                   Director of BKF; President, chief executive
                                 officer and co-chairman of the board of
                                 directors of Multimedia Medical Systems;
                                 limited partner of Goldman, Sachs & Co.;
                                 400 Ray C. Hunt Drive, Suite 380,
                                 Charlottesville, VA 22903

J. Barton Goodwin                Director of BKF; Managing director of BCI
                                 Advisors, Inc.; general partner of Bridge
                                 Investors II and Teaneck Associates; member of
                                 GroCap Investors, L.L.C. and Glenpointe
                                 Associates, LLC; Glenpointe Centre West,
                                 Teaneck, NJ 07666

James P. Gorter                  Director of BKF; Chairman of the board of BKF;
                                 limited partner of Goldman, Sachs & Co.

David D. Grumhaus                Director of BKF; President of Casey Travel
                                 Corporation; 10 South Riverside Plaza, Room
                                 1404; Chicago, IL 60606

Jeffrey A. Kigner                Director of BKF; Co-chairman and chief
                                 investment officer of LEVCO and Levin
                                 Management Co., Inc.; One Rockefeller Plaza,
                                 New York, New York 10020

John A. Levin                    Director of BKF; President and chief executive
                                 officer of BKF; co-chairman and chief executive officer of Levin Management Co. and its subsidiaries; One Rockefeller Plaza, New York,
                                 New York 10020

Burton G. Malkiel                Director of BKF; Professor of Economics,
                                 Princeton University; Economics Department,
                                 Fisher Hall, Prospect Avenue, Princeton, NJ
                                 08544

                                 POSITION WITH BKF AND PRESENT PRINCIPAL
NAME                                 OCCUPATION AND BUSINESS ADDRESS
----                             ---------------------------------------

David D. Peterson                 Director of BKF; retired; 707 Skokie Blvd.,
                                  Suite 420, Northbrook, IL 60062

William H. Springer               Director of BKF; retired; 701 Morningside
                                  Drive, Lake Forest, IL 60045

Dean J. Takahashi                 Director of BKF; senior director of
                                  investments, Yale University; Yale University,
                                  230 Prospect St., New Haven, CT 06511-2107

James P. Koeneman                 Executive vice president and secretary of BKF

Scott E. Smith                    Executive vice president of BKF

Julie Heironimus                  Treasurer and assistant secretary of BKF

                                 EXHIBIT INDEX



NUMBER                               DESCRIPTION


1.                         Press Release dated May 6, 1999.